BDSUP

Pacific Life Insurance Company

[Life Insurance Division

P.O. Box 2030 • Omaha, NE 68103-2030

(800) 347-7787 • Fax (866) 964-4860

www.PacificLife.com

BENEFIT DISTRIBUTION RIDER SUPPLEMENT

Proposed Insured’s Name: First MI Last

Date of Birth (mm/dd/yyyy)

Policyowner Name (if other than proposed insured)

I have applied for the Benefit Distribution Rider on the policy I am purchasing.

Benefit Distribution Elections

Periodic Payment Percentage% (Minimum [50]% and must select 1% increments)

Duration of Periodic Payments years (Select from [5] years to [30] years)

Frequency of Periodic Payments [☐ Monthly☐ Yearly]

Declarations

I understand and agree to the following:

Under this rider, all or a portion of your policy’s Death Benefits Proceeds that become payable will be paid in periodic payments to the beneficiary. The beneficiary of the policy will not be able to change the terms in which the death proceeds are paid out based on my elections, even upon the death of the insured.

An approved request to increase the Policy’s Basic Face Amount in accordance with its provisions may also include a request to change the Benefit Distribution Elections made under this Rider. Certain riders attached to your Policy may restrict your ability to request unscheduled increases in Coverage Layers and therefore restrict any changes to the Benefit Distribution Elections.

Based on the elections I choose, the BDR Periodic Payments may extend for a period up to [30] years.

The BDR Periodic Payments and the Benefit Distribution Guaranteed Interest Rate will be shown to me in a policy illustration that I will receive either prior to or upon receipt of the policy.

The Benefit Distribution Guaranteed Interest Rate used in the calculation of the Periodic Payments is set at the time of the policy issue and is shown on the policy specifications pages.

Pacific Life Insurance Company may reduce the Cost of Insurance Charge on the policy which may result in higher accumulation values. Any reduction to the Cost of Insurance Charge will apply uniformly to all members of the same Class and is not guaranteed.

In accordance with IRS rules and regulations, a portion of each such Periodic Payment is reportable as interest income that may be taxable. We will annually report this interest income to the beneficiary and the IRS as required.

If I choose to assign my policy, it is my responsibility to notify the assignee, prior to the assignment, that my policy includes the Benefit Distribution Rider. This includes making sure that it is understood that an assignment will not change the provisions of this Rider and any assignable value that may be payable as a result of the insured’s death may extend up to [30] years.

This supplement will be attached to and made part of the policy.

Signatures

Any person who knowingly presents a false statement in an application for insurance may be guilty of a criminal offense and subject to penalties under state law.

If you are signing on behalf of an entity, you represent that you are authorized to execute this document and to make the representations herein. If the entity is a Corporation, you further represent that all requirements under applicable law and under the Corporation’s governing documents have been satisfied concerning the execution of this document, including the use of the corporate seal and number of signing officers.

Date (mm/dd/yyyy)

X

Policyowner’s Signature

Policyowner’s Name: First MI Last (print) Title, if applicable

X Producer’s Name: First MI Last (print)

Producer’s Signature

PRODUCER: PROVIDE A PHOTOCOPY OF THIS SIGNED FORM TO ALL SIGNING PARTIES.

A15BDS 15-xxxxx-00 xx/2015